July 19, 2021

Mara Ransom

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.
Washington, D.C. 20549

Re:	Alpha Healthcare Acquisition Corp. III
Amendment No. 3 to Registration Statement on Form S-1
Filed July 12, 2021
File No. 333-253876

Dear Ms. Hayes:

This letter is submitted on behalf of Alpha Healthcare Acquisition Corp. III (the “Company”) in response to comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 3 to Registration Statement on Form S-1, filed on July 12, 2021 (the “Registration Statement”), as set forth in the Staff’s letter dated July 16, 2021 to Rajiv Shukla, the Company’s Chief Executive Officer and Chairman (this “Comment Letter”). The Company is concurrently filing its Amendment No. 4 to Registration Statement on Form S-1 (the “Amended Registration Statement”), which includes changes to reflect responses to the Staff’s comments and other updates.

For reference purposes, the text of this Comment Letter has been reproduced and italicized herein with the response below the numbered comment. Unless otherwise indicated, the page reference in the description of the Staff’s comment refers to the Registration Statement, and the page reference in the response refers to the Amended Registration Statement. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Amended Registration Statement. The response provided herein is based upon information provided to Goodwin Procter LLP by the Company.

Amendment No. 3 to Registration Statement on Form S-1 filed July 12, 2021

General

1.	We note your disclosure that your anchor investors have each indicated an interest in purchasing up to 9.9% of the units in the offering, up to an aggregate of approximately $100 million of units in this offering. Revise your disclosure to identify the anchor investors. In light of the significant number of units that will be purchased if each of the anchor investors fulfills their commitment, also revise your disclosures elsewhere in the prospectus to reflect the total number and percentage of shares that may be held by the anchor investors, your sponsor and officers and directors, with a view to putting into context statements such as “a smaller portion of affirmative votes from other public shareholders would be required to approve [y]our initial business combination.”

Response: The Company respectfully acknowledges the Staff’s comment and in response has revised the disclosure on the cover page and pages 12, 13, 36, 113, 114 and 117 of Amendment No. 4.

2.	Please file the agreements between the sponsor and the anchor investors as exhibits to the registration statement, given the provisions that relate to you that appear to be contained in the exhibits.

Response: The Company respectfully acknowledges the Staff’s comment and in response has filed the agreements between the sponsor and the anchor investors as Exhibit 10.9 and 10.10 of Amendment No. 4.

* * * * *

Should you have any further comments or questions with regard to the foregoing, please contact the undersigned at (212) 459-7256.

Sincerely,

/s/ Thomas S. Levato
Thomas S. Levato

cc: Rajiv Shukla, Alpha Healthcare Acquisition Corp. III

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